UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JUNE 20, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES PER.C6(R) LICENSING AGREEMENT
WITH IMMUNO-BIOLOGICAL LABORATORIES

LEIDEN, THE NETHERLANDS, JUNE 20, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has signed a PER.C6(R) research license agreement with Immuno-Biological Laboratories Co., Ltd (IBL), a Japanese company specialising in the production of antibody-based reagents for life science research.

IBL intends to use PER.C6(R) to develop a range of recombinant protein products that can be used as laboratory reagents. IBL has also obtained an option to a commercial license to manufacture the reagents and offer them for sale for laboratory research purposes.

Under the terms of the agreement, IBL will pay a license issuance fee and annual maintenance fees. Further financial details were not disclosed.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosomal vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 900 people. Crucell is represented by Asahi Glass Co. in Japan. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                                      FOR CRUCELL IN THE US:
Harry Suykerbuyk                                                  REDINGTON, INC.
Director Investor Relations and Corporate Communications          Thomas Redington
Tel. +31-(0)71-524 8718                                           Tel. +1 212-926-1733
h.suykerbuyk@crucell.com                                          tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     JUNE 20, 2006                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer